Balaton Power Inc.
16678 77th Avenue
Surrey, British Columbia V3S 8G1

Phone: 604.574.9551	Fax: 604.574.0358

March 22, 2007

Balaton Power Inc.
closes Private Placement & Debt Settlement

Balaton Power Inc. (the “Company”) (OTCBB Symbol BPWRF) announces that, further to its news release of March 15, 2007, it has received gross proceeds of US$841,000 for a non-brokered private placements totaling 4,205,000 units of Balaton as follows:

A placement of 4,205,000 units, each unit consisting of one common share and one-unit purchase warrant, at a price of US$0.20 per unit. Each unit purchase warrant is exercisable to purchase a further unit (“Warrant Unit”) on or before March 21, 2009, at US$0.25 per Warrant Unit. Each Warrant Unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to purchase a further common share on or before March 21, 2010, at a price of US$0.30 per share. A finder’s fee is payable on the placement.

The Company also announces completion of the settlement of US$578,124 outstanding debt through the issuance of a 2,890,520 units on the same terms as the units issued in the private placement. A further debt of US$92,900 has been settled through the issuance of 333,000 common shares and 333,000 share purchase warrants. Each of these warrants is exercisable to purchase a further common share on or before December 16, 2007, at a price of US$0.40.

The securities issued are subject to a hold period in Canada expiring July 22, 2007.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Rosa”

Michael Rosa
Director